UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM N-6F

NOTICE OF INTENT TO BE SUBJECT TO SECTION 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	ProCap Funding Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

228 Park Ave South, Suite 90767
New York, NY 10003

Telephone Number (including area code): 888.531.4931

Name and address of agent for service of process:

Dr. Alexandre Scheer
Chief Executive Officer
ProCap Funding, Inc.
228 Park Ave, South Suite 90767
New York, NY 10003

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Manhattan and the State of New York on the 1st day of October 2013.

[SEAL]		ProCap Funding, Inc.

		By:	/s/ Dr. Alexandre Scheer
Dr. Alexandre Scheer
		Title:	Chief Executive Officer

Attest:	/s/ Jehu Hand
By:	Jehu Hand
Title:	Counsel